FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release, dated March 1, 2007, regarding the consolidated financial results for the period ended December 31, 2006.

Item 1

For Immediate Release
Contact:
María Paz Yañez Macías
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – March 1, 2007 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended December 31, 2006. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of December 31, 2005 are inflation adjusted by the year on year CPI figure of 2.1%.

AFP PROVIDA S.A. reports its results for the period ended December 31, 2006

GENERAL HIGHLIGHTS FOR 2006

Net income for 2006 amounted to Ch$44,117.2 million, a growth of 24.1% or Ch$8,572.7 million with respect to the income recorded in 2005. This positive result stemmed from the good performance of the operating component, basically refereed to revenues, where higher fee income and the significant gains on mandatory investments were highlighted. In non-operating terms, the period recorded a higher loss mainly due to lower profits from foreign subsidiaries.

Operating income reached Ch$57,809.6 million, implying a positive deviation of Ch$11,194.3 million with respect to 2005. This favorable result was sustained by higher revenues of Ch$23,583.6 million due to good performance of fee income and the outstanding gains on mandatory investments. In a lower extent, higher financial revenues from life and disability insurance contributed to the above result. Moreover, expenses increased by Ch$12,389.2 million basically related to the new technology and the services externalization, but in a greater extent those ones in connection with premium of life and disability insurance (Ch$9,393.2 million). The latter was driven by the superior temporary premium associated with higher level of activity (Ch$3,544.3 million) and higher provisions for unfavorable casualty rate (Ch$5,848.9 million) due to the higher accounting costs of casualty rate recorded by the insurance company.

In terms of non-operating results, the period recorded a higher loss, implying a deviation of Ch$1,644.8 million with respect to the last year. This variation was basically conducted by lower profits of Ch$1,153.0 million of investments in related companies, which were affected by lower results recorded by foreign subsidiaries AFP Horizonte (Peru) and AFORE Bancomer (Mexico), in view of higher competitiveness in their respective markets that implied higher expenses associated with the change in their commercial strategy, and lower revenues given the modifications in their fees structure. In addition to the above, there were higher interest expenses of Ch$377.5 million pursuant to the higher average bank- interest rate paid in the year and the superior debt balance maintained in the period, as well as, a higher loss in price level restatement of Ch$351.0 million due to losses in foreign exchange given that the dollar debt maintained with Provida Internacional.

Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$876.8 million in 2006, representing an increase of 9.7% with respect to last year.

As of December 31, 2006, Provida continued leading the pension fund industry in terms of assets under management, totaling US$27,479.2 million equivalent to 31.0% market share and a client portfolio of 3.2 million affiliates with a 42.1% of market share as of December 2006.

GENERAL HIGHLIGHTS FOR THE FOURTH QUARTER OF 2006

Net income for the fourth quarter of 2006 (4Q06) amounted to Ch$15,313.2 million, implying an increase of Ch$7,861.3 million or 105.5% with respect to the income attained in the fourth quarter of 2005 (4Q05). The operating and non-operating results positively contributed to this evolution. The operating result was basically sustained by higher revenues, where the outstanding gains on mandatory investments were highlighted. Moreover, the positive non-operating result was driven by gains in price level restatement and lower other expenses net.

The operating income reached Ch$19,449.3 million, implying a positive variation of Ch$8,836.9 million or 83.3%, as a result of higher revenues that recorded a deviation of Ch$15,978.8 million, which was strengthened by increments in all of its components, mainly gains on mandatory investments that compared with the loss attained in 4Q05. Additionally, higher fee income was recorded in the period associated with superior levels of collection. Likewise, expenses increased by Ch$7,141.9 million given the higher life and disability insurance premium in connection with the accounting cost of casualties and higher other operating expenses related to administrative and computing costs.

The non operating result recorded a lower loss, generating a positive deviation of Ch$557.8 million, basically due to gains in price level restatement, which implied a variation of Ch$483.7 million (application of a higher negative inflation over the Company’s net liability exposure) and lower expenses net of Ch$353.2 million (costs and provisions for legal contingencies). Partially offsetting the later, lower profits of Ch$130.8 million were recorded in the period, basically related to the foreign subsidiaries AFP Horizonte in Peru and AFORE Bancomer in Mexico, which could not be offset by good performances of both, AFP Crecer in the Dominican Republic and local affiliates. In terms of taxes, these increased by Ch$1,533.4 million basically due to adjustments in deferred taxes.

AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.

Business Drivers	December 2006	Market Share
Number of Affiliates	3,232,131	42.07%
Number of Contributors	1,488,997	37.63%
Number of Pensioners	367,800	38.56%

Collection Base (US$ Million)	851	31.65%
AUM (US$ Million)	27,479	31.00%
Pension Fund Average Real Return (Dec.06)	16.76%
Pension Fund A Real Return (Dec.06)	22.33%
Pension Fund B Real Return (Dec.06)	18.79%
Pension Fund C Real Return (Dec.06)	15.66%
Pension Fund D Real Return (Dec.06)	10.99%
Pension Fund E Real Return (Dec.06)	6.85%

Other Variables	December 2006	Market Share
Number of Branches	121	45.49%
Number of Administrative Employees	969	30.10%	(1)
Number of Sales Agents	653	22.50%	(1)
(1) Market Share in September, 2006.

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE YEAR 2006

Despite the fact that 2006 was foreseen to be an extension of 2005, anticipating a growth around 5.5%, the expectations were moderated throughout 2006. Despite the fact that the third quarter of 2006 recorded a growth of only 2.9%, a moderate recovery was achieved for the last quarter, with figures of 5.3%, 4.2% and 3.6% for October, November an December, respectively that would result in a growth of 4.2% for 2006.

According to the research made by the BBVA’s Economic Research Department, the lower level of economic activity was the outcome of transitory factors that negatively affected the investment, such as labor conflicts and accidents in mining sector; uncertainties regarding energy supply and the high cost associated to such service during the year, arguments that are expected to reduce their impact on 2007’s growth. Additionally, consumption has grown to outstanding levels, boosted by increments in family’s budgets due to the remarkable dynamism observed in the salaried-employment sector and a higher public expenditure that will help to encourage investment.

Regarding foreign trade, the year ended with a record surplus of US$23,021 million, stemming from the extraordinary growth in exports that amounted US$58,995 million, a 45.4% higher than previous year. Likewise, imports increased by 18.4% with respect to 2005, amounting US$35,976 million.

The trading surplus was principally boosted by copper price, the main exporting product of the country (representing about 57% of total exports) that tripled its value reaching an annual average of US$3.05 per pound, an 82% higher than the price of 2005. The main target markets of industrial exports were: Nafta (26.8%), Asia (21.7%), European Union (17.6%), Andean Community (13.1%) and Mercosur (8.6%) .

The annual increase in the Consumer Price Index (IPC) in 2006 reached 2.6%, occupying the lowest part of the target range established by the Central Bank for this year (between 2% and 4%). Higher rises corresponded to sectors like transport due to the increase of oil price that affected local fuel prices and public transport regulated-tariffs; Education and Recreation (school and college payments) and housing (repair and conservation of housing). Housing equipment and garments slightly decreased. For 2007 the BBVA’s Economic Research Department anticipates inflation at similar levels than 2006 (centered in 3.0% during the first quarter, declining to 2.5% during the rest of the year).

Concerning the labor market, the average unemployment rate was 7.8% in 2006, the lowest rate since 1998, but superior than those rates recorded before the Asian crisis. Moreover, the mobile quarter October-December 2006 recorded an unemployment rate of 6.0%, implying falls of 1.9% with respect to the same quarter of last year and 0.6% with respect to the previous mobile quarter.

The occupied sector increased by 2.2% in twelve months, mainly boosted by the salaried employment that grew by 4.3% in the same period. It is important to stress that the sustained growth of salaried-employment has led to stable incorporation of labor force with higher level of education.

With respect to the mobile quarter October-December 2005, a slight increase of 0.1% in labor force was recorded due to the drop of non-salaried employment, which is constituted by young people and women of lower educational levels, and the increment of non-active workers in sectors like students, retired people and house workers, reflecting the exit of secondary labor force. In figures, the labor force amounted to 6,820,920 workers of which 6,410,980 corresponded to occupied workers and 409,940 to non-occupied workers.

As informed in previous reports, currently the Government is working in a reform to the private pension system, whose first measure was the creation of an Advisory Council for the Pension Reform in order to elaborate recommendations that will serve as basis in the preparation of a bill to the reform. In June 2006 the council finished its task, thus, the Committee of Ministers to the Pension Reform was constituted to concrete such proposal. In December 2006 after having concluded this stage, the bill to reform Pension System was sent to the Congress.

The reform, currently under legislative analysis, includes the following issues:

I.	Solidary Pillar:
  A Solidary Pension System that will benefit 60% of low-salaried population, replacing the current assistance pension programs and the guaranteed-minimum pensions with solidary basic pensions and solidary pension contributions.
II.	Coverage and Density:
  New Institutional framework: Creation of the Social pension institute (IPS), organization in charge of the administration of Solidary Pension System and programs administered by INP (Government institution entitled of old pension system), which will render services through a network of integral pension assistance. Creation of the Pension Superintendency to control the pension system including IPS.

  Citizen Participation: Creation of a User Commission composed by retired people, workers and representatives of organizations currently administering the system, which will gather all the opinions and evaluation of the reform’s course.

  Gender Equality: Several measures intended to guarantee equality between men and women in which are included: bonus per each son born alive, separation by gender of life and disability insurance, elimination of minimal contribution requirement to be entitled to solidary pension system.

  Higher coverage for self-employed workers: Creation of several measures aimed at increasing coverage of self-employed workers such as entitlement to all benefits of the Solidary Pension System, Familiar Allowances and affiliations to Family Allowances Agencies.

  Higher coverage for young workers: Creation of a contribution subsidy made by low- salaried young workers.

Contributing Pillar:

  Higher competitiveness in pension industry: Among the measures are an annual bidding process to capture new affiliates in the pension system, who will be awarded to the AFP offering the lowest fee for one year; modification of life and disability insurance in connection that its bidding process be made by all the affiliates, regardless the AFP in which they are contributing; elimination of fees discounted from individual capitalization accounts (fixed fee per contribution, fees for balance transfers in the individual account from other AFP).

  Higher returns of pension funds: Extension of investment alternatives in Chile and abroad.

  Encouragement of voluntary pension saving: creation of collective voluntary pension savings in order that workers savings would be complemented by their employers and improvements of the tax system related to voluntary pension savings.

In the Administration’s view, the Pension Reform intends to improve a system validated through the years. Concerning the Solidary Pillar, its target is to grant higher Government’s coverage to the poorest sector (subsidiary role by the Government). In terms of coverage and density, the integration of segments and gender’s equality imply a new business opportunity of to the AFPs.

Finally, with reference to the Contributing Pillar, this could imply more attractive returns for affiliates savings and therefore, higher penetration of the system. Additionally in terms of higher competitiveness, the Administration considers that given that BBVA’s support and AFP Provida’s leadership in the market and its competitive advantage in terms of efficiency, all the aforementioned scenarios could be successfully faced.

Net Income
In 2006, the net income reached Ch$44,117.2 million, equivalent to an average return on equity of 25.4% and a real increase of 24.1% or Ch$8,572.7 million with respect to 2005. This variation was basically sustained by the good operating performance, basically refereed to operating revenues, in which the outstanding result achieved by mandatory investment and the positive contribution made by fee income were highlighted, a trend present during all the year. Likewise, operating expenses increased due to the higher accounting cost of life and disability insurance. The non-operating component was negatively affected by most of its components, basically lower gains from related companies.

Operating income increased by 24.0% or Ch$11,194.3 million with respect to 2005. This positive variation was sustained by higher revenues, due to the significant gains recorded by mandatory investments and the favorable performance exhibited by fee income, in light of the growing levels of collection during the period. Additionally, there were higher financial revenues from life and disability insurance. The superior premium of life and disability insurance was the main trigger of the negative deviation attained by operating expenses driven by both, a higher temporary premium in line with the growth in collection levels, as well as higher provisions of unfavorable casualty rate since the higher accounting cost of casualties recorded by the insurer. Also, other operating expenses increased as a result of the development of new technology and externalization of services.

The non-operating result ended 2006 with a higher loss with respect to last year, implying a negative variation of Ch$1,644.8 million. This result stemmed from lower gains in related companies, given the lower accrued results of equity interests held in AFP Horizonte in Peru, and AFORE Bancomer in Mexico in light of the high competitiveness exhibited by the markets where they operate, which led them to modify their fee structure and their commercial strategy. Additionally, there were higher interest expenses pursuant the superior average interest rate paid in the period, as well as the higher average surplus of bank debt of short term maintained in the period; and the higher loss in price level restatement mainly associated with the loss in foreign exchange.

With respect to income taxes, the period recorded a higher expense as a result of superior earnings before taxes registered in the period, which was partially offset by the high-comparative base, since 2005’s adjustments stem from the definite liquidation of last year’s tax.

	2006	2005	Change	%

	(Million of constant Chilean pesos at December 31, 2006, except percentages)
Operating Income	57,809.6	46,615.3	11,194.3	24.0%
Total Operating Revenues	166,133.4	142,549.8	23,583.6	16.5%
Total Operating Expenses	(108,323.8)	(95,934.6)	(12,389.2)	12.9%

Other Income (Expenses)	(3,830.7)	(2,185.9)	(1,644.8)	75.2%

Income Taxes	(9,861.6)	(8,884.8)	(976.8)	11.0%

Net Income	44,117.2	35,544.5	8,572.7	24.1%

Earnings per share (each ADR represents fifteen shares) reached Ch$133.16 in the year as compared with Ch$107.28 obtained in 2005. As of December 31, 2006, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to last year.

BUSINESS DEVELOPMENT

Operating Revenues
They reached Ch$166,133.4 million representing a real increase of 16.5% or Ch$23,583.6 million with respect to 2005. In this result, most of its components positively contributed: the significant gains on mandatory investments of Ch$12,613.5 million (126.6%) due to both, higher volumes of administered average funds, as well as the higher return of pension funds; the positive evolution of fee income that recorded a variation of Ch$9,931.3 million or 7.9% in view of higher collection levels and higher financial revenues from insurance contracts of Ch$1,354.3 million or 115.0% . The latter was partially offset by lower other operating revenues of Ch$315.6 million or 6.0% due to lower flow of fee income from other AFPs that were collected by mistake by them.

  In 2006, Fee Income reached Ch$136,084.9 million representing a positive deviation of Ch$9,931.3 million or 7.9% with respect to 2005, boosted by the good evolution of collection levels that grew by 11.3% in real terms in comparison with the accumulated collection at December 2005. As disclosed in the previous report (September 2006 results), the gap between the growth of fees and collection was triggered partly by the change in the Administrator’s fee structure in May, that implied a reduction of the fixed fee to Ch$0 (previously Ch$390) generating a punctual effect of Ch$650 million approximately, which despite of having been compensated by an increase in the variable fee from 2.25% to 2.39%, did not have their respective effect in the same month; since the reduction of fixed fee had an immediate application, while the rise in variable fee was noticeable since the following month (June 2006), when the Company received contributions made in May with this new fee.

  Besides, such gap was also explained when considering that the increment in accumulated fees at December 2005 stemmed from the massive recovery of leftovers arisen from the implementation of new technology at the end of 2004. Should this effect were isolated, fee income had increased around 11% in line of the collection evolution in the period.

  This positive evolution was in a framework where Provida maintained its leading position in the pension fund industry in terms of clients and salary base, with an average of contributors of 1,522,465 as of December 2006.

  Gains on Mandatory Investment reached Ch$22,573.5 million in 2006, implying an outstanding of 126.6% or Ch$12,613.5 million with respect to 2005. This result was sustained by higher volumes of average funds administered in the period, and higher weighted average nominal returns of pension funds accumulated in the period (18.9%), while in 2005 the weighted average nominal return reached 9.2%. This performance was basically the result of rises recorded by local (IPSA +37.1%, IGPA +34.4%) and foreign stock markets (Dow Jones +16.3%, Nasdaq +9.5%, MSCI US Value +18.3%, MSCI Europe ex UK +32.4%, MSCI LA +39.3%, AC Far East ex Japan +28.5%), adding the good performance of local fixed income of long term that registered a fall in interest rates (December 2006: BCU-5 2.63; BCU-10 2.74; BTU-20 2.87% v/s Dic 2005: BCU-5 3.39; BCU-10 3.23; BTU-20 3.49).
Operating Expenses

The operating expenses increased by 12.9% or Ch$12,389.2 million from Ch$95,934.6 million in 2005 to Ch$108,323.8 million in 2006. This result was mainly driven by a higher L&D insurance cost in connection with the increase of temporary premiums in line with higher collection levels, as well as, higher provisions for unfavorable casualty rate due to the superior accounting cost of casualties recorded by the insurer.
Additionally, there were higher other operating expenses basically related to the externalization process and the implementation of new technology.

  Remuneration of Administrative Personnel amounted to Ch$18,470.5 million in 2006, higher in Ch$367.9 million or 2.0% with respect to the figure recorded last year. This deviation was partly related to higher seniority awards due to the modification of the accounting criterion to calculate the provision that implied an adjustment in January 2006 according to the corporative auditors’ suggestion of accumulating all seniority awards that every worker is entitled to, instead of the previous criterion that accrued the nearest award. Additionally and as a consequence of better results achieved by Provida and its consolidated subsidiary AFP Génesis, higher profit bonuses were recorded by both companies. Adding to the above, higher variable remuneration in connection with awards related to achievements of special commercial goals. Partially offsetting the above result, there were lower costs in remunerations as a consequence of lower staff maintained in line with the adjustment staff plan established by the Company for this year. With respect to the administrative staff, the average to December 2006 reached 979 workers, a drop of 4.9% with respect to 2005 (1,030 workers). Furthermore, at the close of both periods, the administrative staff fell from 1,001 to 969 workers equating to a decline of 3.2%.

  Sales Force Remuneration increased by Ch$251.8 million (3.1%) from Ch$8,076.7 million in 2005 to Ch$8,328.5 million in December 2006. As was the case of administrative remuneration, higher profit bonuses were recorded by Provida and AFP Génesis due to better results attained in the period. Additionally, a temporary difference was attained due to accrued vacations in light of lower use of them and higher seniority awards (the same reason mentioned in the remunerations of administrative personnel).

  As a consequence of the decision of improving the profile and productivity of the sales force, during the last quarter around 100 sales agents were hired in order to replace the staff with a lower performance. In figures, and the average number of sales agents increased from 540 workers in 2005 to 574 in 2006, representing an increment of 6.2%. Regarding the evolution at the close of each period, the sales force increased by 18.7% from 550 in December 2005 to 653 salespeople in the same month in 2006.

  The cost of Life and Disability Insurance (L&D) reached Ch$57,749.4 million in 2006, representing an increment of Ch$9,393.2 million or 19.4% with respect to 2005. This variation was partly explained by a higher cost of temporary premium of Ch$3,544.3 million in connection with the growth of collection.

  Additionally, the period recorded higher provisions of Ch$5,848.9 million for unfavorable casualty rate in view of the higher accounting cost of casualties resulting from the downward trend of interest rates used by the insurer to constitute reserves. The later despite the 11% decrease of casualty claims, since in figures the discount rate to calculate the reserves for casualties was around 3.5% in 2005, while in 2006 it reached around 2.95%. However, forward rates used to foresee the economic value at the moment of paying the disability casualties of 2006 (3 years after the reserve was constituted) are at similar levels than those ones prevailing in 2005, thus the effective cost of casualties is expected to be lower than the one currently acknowledged by the insurer. It is important to stress that by law, the Company has to acknowledge as a minimum the casualty values registered by insurers, even though the projected value of casualties were lower.

  Other Operating Expenses grew by Ch$2,376.4 million or 11.1%, from Ch$23,775.4 million in 2005 to Ch$24,843.0 million in 2006. This variation was basically the result of higher administrative costs of Ch$1,085.1 million associated with externalization and outsourcing process (pension payments, collection, archive unit, advisory and temporary jobs) and higher taxes due to the increase of the Company’s equity related to municipal patents. Additionally, AFP Genesis registered higher costs due to the increase in its activity levels.

  Additionally, higher computing expenses of Ch$1,484.9 million were attained associated with the technological development, since in 2006 the full cost of this technology.

Operating Income
It showed an outstanding performance in 2006 reaching Ch$57,809.6 million, implying an increment of Ch$11,194.3 million or 24.0% with respect to the last year. This positive variation was basically sustained by the remarkable evolution exhibited by operating revenues, where the operating expenses increased in a lesser extent, basically as a result of higher accounting cost of L&D insurance.

Other Non-Operating Income (Expenses)
In 2006, a higher non-operating loss of Ch$3,830.7 million was recorded, implying a deviation of Ch$1,644.8 million with respect to the loss recorded in 2005. This result was basically explained by lower profits of Ch$1,153.0 million in related companies, given the lower results achieved by AFP Horizonte in Peru and AFORE Bancomer in Mexico in light of high competitiveness shown by the markets where they operate, which led them to change their fee structure and higher costs associated with their commercial strategy implemented. Additionally, there were higher interest expenses of Ch$377.5 million due to a higher average interest rate paid, as well as, higher average balance debts maintained, and the higher loss in price level restatement of Ch$351.0 million due to losses in foreign exchange arisen from the dollar debt with Provida Internacional.

  The Affiliated Companies Results slowed to Ch$1,153.0 million or 20.9% from an income of Ch$5,508.6 million in 2005 to an income of Ch$4,355.6 million in 2006. This variation was sustained by the lower results achieved by AFP Horizonte Peru and AFORE Bancomer in Mexico, that together decreased Ch$1,900.8 million, which could not be offset by the positive contribution of AFP Crecer in the Dominican Republic. Besides, local affiliated companies positively contributed Ch$418.5 million, basically due to the good performance of Previred.com that reverted the loss generated in 2005.
		2006	2005	Change	%

Company	Country	(Million of constant Chilean pesos at December 31, 2006, except percentages)
Horizonte	Peru	1,255.7	1,936.5	(680.8)	-35.2%
Bancomer	México	3,438.2	4,658.2	(1,220.0)	-26.2%
Crecer	Rep.Dominicana	224.9	(104.4)	329.4	-315.5%
DCV	Chile	55.3	46.6	8.7	18.6%
PreviRed.com	Chile	57.1	(208.8)	265.9	-127.3%
AFC	Chile	(675.6)	(819.6)	144.0	-17.6%

TOTAL		4,355.6	5,508.6	(1,153.0)	-20.9%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During 2006, this subsidiary generated an income of Ch$1,255.7 million for Provida representing a decrease of Ch$680.8 million or 35.2% with respect to same period of 2005, as a consequence of the highly competitive environment evidenced by the Peruvian pension industry. The latter led to lower fee income given the reduction in the commission rate charged in the period, adding a more aggressive commercial strategy that implied an increase of employees in the commercial area and so higher costs in remuneration and incentives. At December 2006, this subsidiary accounted for a total of 1,019,974 affiliates and assets under management of US$3,411.7 million, figures equivalent to market shares of 26% and 24% respectively that situates it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity, a company that has remained as Provida’s largest investment with the highest earnings volume with Ch$3,438.2 million that equates to

  69.9% of the total foreign affiliates’ contribution during 2006. At December 2006, this affiliate’s income decreased by Ch$1,220.0 million or 26.2%, fundamentally as a consequence of higher level of competitiveness in the industry that implied a downward adjustment in fee structure and an increment in most of the components of operating expenses. Adding to the above are the negative effects of Mexican peso depreciation (3.3%) in 2006 that implied losses for foreign exchange. As of December 2006, AFORE Bancomer maintained an affiliate portfolio of 4,255,568 and funds under management for US$11,105.9 million, representing market shares of 11% and 17%, respectively, situating it in second place on the industry in both variables.

  In   the Dominican Republic, Provida Internacional is present in AFP Crecer since October 2004 holding 35.00% equity interest. This ownership arises from the merger of AFP Crecer and AFP Porvenir. Provida Internacional was present in AFP Porvenir since September 2003 until April 2004 holding 100% of the shares. Later on, from May 2004 until September 2004 Provida had 70% equity interest when the remaining 30% stake was sold to the local investor Progreso Group. At September 2004, BBVA Group held 70% equity interest in AFP Crecer, thus, when the merger was carried out, Provida Internacional and BBVA Group held 35% equity interest each of them and the remaining 30% held by Progreso Group.

  As of December 2006, AFP Crecer generated a profit of Ch$224.9 million for Provida, representing a positive variation of Ch$329.4 million with respect to the loss of Ch$104.4 million recorded last year. This positive variation stemmed from the good performance of the operating income due to both higher revenues (fee income and gains on mandatory investments) and lower costs (personnel remunerations and administrative expenses). At December 2006, AFP Crecer had 455,142 affiliates with assets under management for a total of US$150.1 million, figures that represented market shares of 32% and 23% respectively, situating it in first place in terms of affiliates and in second place regarding assets under management.

  Regarding the   local affiliates, two of these subsidiaries generated profits and the third one a lower loss that together implied a variation of Ch$418.5 million. The “Unemployment Funds Administrator of Chile S. A.” (AFC), a company which started operations in October 2002 and where Provida has a 37.8% ownership, represented a loss for Provida of Ch$675.6 million implying a positive variation of Ch$144.0 million (17.6%) with respect to 2005. PreviRed. com, an electronic collection company where Provida holds a 37.9% ownership, implied an income of Ch$57.1 million at December 2006 representing a positive deviation of Ch$265.9 million with respect to the loss recorded in December 2005, due to a higher volume of operations and lower sales expenses. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$55.3 million in 2006, implying an increase of Ch$8.7 million with respect to 2005. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

  Interest Expenses rose by Ch$377.5 million or 24.1% due to the increase of the average interest rate paid, adding higher financing needs of working capital that increased the average balance debt (11.2%) maintained by the Company.

  In 2006, the Price Level Restatement recorded a loss of Ch$1,684.2 million representing a negative deviation of Ch$351.0 million with respect to the loss attained in 2005. This deviation was driven by higher losses in foreign exchange, in view of the dollar debt with Provida Internacional, since the period maintained an average debt higher in US$2.9 million with respect to last year, adding higher depreciation of 3.9% in December of 2006 of the

  Chilean peso against dollar with respect to December 2005. The above could not be offset by the positive effect of the application of a lower inflation rate (2.1% in 2006 versus 3.6% in 2005).

Income Taxes
As of December 31 2006, the Income taxes recorded a higher expense of Ch$976.8 million or 11.0% with respect to 2005. Despite the fact that tax expense increased in a lower extent than the result recorded in the period, this stemmed from the higher base of comparison, as a result of the adjustments made in 2005 in the definite liquidation of 2004’s tax.

Consolidated Balance Sheet

  Total Assets as of December 31, 2006 reached Ch$273,468.4 million, representing an increase of Ch$19,637.9 million (7.7%) with respect to the close of December 2005. This deviation was mainly attained by the increment of mandatory investments of Ch$24,271.1 million (20.2%) due to normal contributions recorded in the growing contributor’s base, and the important return exhibited by pension funds during the last twelve months. The latter was partially offset by lower other assets of Ch$3,880.6 million as a result of lower goodwill (Ch$5,094.1 million) considering the normal amortization in twelve months, which was partially annulled by the increase observed in other assets of Ch$669.6 million driven by the increment of mandatory investments in the subsidiary AFP Génesis in Ecuador, and higher investments in related companies (Ch$594.1 million) due to the acknowledgment of profits (equity proportional value) generated by most of the affiliates, where Afore Bancomer in Mexico and AFP Crecer in the Dominican Republic were highlighted.

  Total Liabilities rose by Ch$3,076.6 million or 4.8% from Ch$64,298.4 million at December 2005 to Ch$67,375.1 million at December 2006 due to higher long term liabilities of Ch$2,581.9 million, associated with the increase of long term deferred taxes (Ch$2,622.1 million) due the higher accumulated gains in mandatory investments.

  Besides, the current liabilities positively contributed Ch$494.7 million, as a result of higher provisions (Ch$4,313.2 million) basically stemming from unfavorable casualty rate of the life and disability insurance and higher obligations with banks and financial institutions (Ch$1,319.2 million) destined to finance higher working capital needs of the Company. Partially offsetting the above were lower documents and payable accounts to related companies (Ch$4,645.9 million) basically with BBVA Pensiones related to the Unified Platform financing and lower payable accounts to insurers (Ch$177.9 million).

  Shareholders’ Equity increased by Ch$16,561.2 million or 8.7% from Ch$189,532.0 million to December 30, 2005 to Ch$206,093.3 million at the close of December 2006 due to the higher net income (Ch$8,572.7 million), higher balance of retained earnings (Ch$3,476.4 million) and lower temporary dividends (Ch$3,913.7 million) due to a change in the Company’s dividend policy (from 90% to 50% of the net income).

Exchange Rate
As of December 31, 2006, it was Ch$532.39 per dollar, while at the same period last year it reached Ch$512.50 per dollar. At December 2006 the Chilean peso recorded a depreciation against the dollar of 3.9%, while as of December 2005 an appreciation of 8.1% of the Chilean peso against the dollar was recorded.

CONSOLIDATED INCOME STATEMENT

	2006	2005	Change	% Change
	(Million of constant Chilean pesos at December 31, 2006, except percentages)
OPERATING REVENUES
Fee income	136,084.9	126,153.6	9,931.3	7.9%
Gains on mandatory investments	22,573.5	9,960.0	12,613.5	126.6%
Rebates on L&D insurance	2,532.4	1,178.1	1,354.3	115.0%
Other operating revenues	4,942.6	5,258.2	(315.6)	-6.0%

Total Operating Revenues	166,133.4	142,549.8	23,583.6	16.5%

OPERATING EXPENSES
Administr. personnel remunerations	(18,470.5)	(18,102.6)	(367.9)	2.0%
Sales personnel remunerations	(8,328.5)	(8,076.7)	(251.8)	3.1%
L&D insurance	(57,749.4)	(48,356.2)	(9,393.2)	19.4%
Other operating expenses	(23,775.4)	(21,399.1)	(2,376.4)	11.1%

Total Operating Expenses	(108,323.8)	(95,934.6)	(12,389.2)	12.9%

OPERATING INCOME	57,809.6	46,615.3	11,194.3	24.0%

OTHER INCOME (EXPENSES)
Gains on investments	25.5	40.1	(14.6)	-36.4%
Profit (loss) in affil. companies	4,355.6	5,508.6	(1,153.0)	-20.9%
Amortization of goodwill	(5,250.7)	(5,120.1)	(130.6)	2.6%
Interest expense	(1,943.0)	(1,565.5)	(377.5)	24.1%
Other income net	666.0	284.1	381.8	134.4%
Price level restatement	(1,684.2)	(1,333.2)	(351.0)	26.3%
Total Other Income (Expenses)	(3,830.7)	(2,185.9)	(1,644.8)	75.2%

INCOME BEFORE TAXES	53,978.9	44,429.3	9,549.6	21.5%
INCOME TAXES	(9,861.6)	(8,884.8)	(976.8)	11.0%

NET INCOME	44,117.2	35,544.5	8,572.7	24.1%

CONSOLIDATED BALANCE SHEET

	2006	2005	Change	%
	(Million of constant Chilean pesos at December 31, 2006, except percentages)
ASSETS
Current Assets	16,808.7	16,988.4	(179.7)	-1.1%
Marketable Securities - Reserve	144,451.3	120,180.2	24,271.1	20.2%
Premises and Equipment	25,690.5	26,263.5	(573.0)	-2.2%
Other Assets	86,517.8	90,398.5	(3,880.6)	-4.3%

TOTAL ASSETS	273,468.4	253,830.5	19,637.9	7.7%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	59,258.2	58,763.5	494.7	0.8%
Long-Term Liabilities	8,116.9	5,534.9	2,581.9	46.6%
Minority Interest	0.1	0.1	-	0.0%
Shareholders´ Equity	206,093.3	189,532.0	16,561.2	8.7%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	273,468.4	253,830.5	19,637.9	7.7%

CONSOLIDATED CASH FLOW STATEMENT

	2006	2005	Change	%
	(Million of constant Chilean pesos at December 31, 2006, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	45,162.8	49,062.0	(3,899.1)	-7.9%
Total Operating Revenues	151,037.2	151,788.3	(751.1)	-0.5%
Total Operating Expenses	(105,874.4)	(102,726.4)	(3,148.0)	3.1%

CASH FLOW FROM FINANCING ACTIVITIES	(36,355.9)	(45,694.2)	9,338.3	20.4%

CASH FLOW FROM INVESTING ACTIVITIES	(9,374.2)	(3,170.9)	(6,203.3)	195.6%

TOTAL NET CASH FLOW	(567.3)	196.9	(764.2)	-388.1%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER 2006 (4Q06)

Net Income
In the fourth quarter of 2006 (4Q06), net income reached Ch$15,313.2 million, representing an increase of Ch$7,861.3 million or 105.5% with respect to the fourth quarter of 2005 (4Q05), conducted by good results achieved in both operating and non-operating components. In operating terms, all components made a positive contribution in which the outstanding gains on mandatory investments and the positive performance of fee income were highlighted. The latter was partially offset by higher expenses, mainly life and disability insurance premium and other operating expenses. With respect to the non-operating result, its positive variation was basically triggered by higher other income net and gains in price level restatement.

In operating terms, the period recorded a outstanding increase of 83.3% or Ch$8,836.9 million driven by higher operating revenues that grew by Ch$15,978.8 million (50.3%), where the higher gains on mandatory investments and higher fee income due to superior collection levels were highlighted. Likewise, operating expenses increased by Ch$7,141.9 million, specially life and disability insurance premium associated with a higher level of activity and other operating expenses stemming from higher administrative and computing costs.

In non operating terms, a lower loss was recorded implying a positive variation of Ch$557.8 million or 45.8% . This deviation was mainly sustained by higher expenses (income) net as a result of lower expenses and provisions related to legal contingencies. Additionally, there were gains in price level restatement (compared to the loss of 4Q05) due to the positive effect of the higher negative inflation recorded in the period. In terms of taxes, the acknowledged expenditure in 4Q06 increased, in a lower extent, than earnings before taxes basically as a consequence of adjustments of deferred taxes.

	4Q06	4Q05	Change	%

	(Million of constant Chilean pesos at December 31, 2006, except percentages)
Operating Income	19,449.3	10,612.4	8,836.9	83.3%
Total Operating Revenues	47,740.8	31,762.0	15,978.8	50.3%
Total Operating Expenses	(28,291.5)	(21,149.6)	(7,141.9)	33.8%

Other Income (Expenses)	(661.2)	(1,219.0)	557.8	-45.8%

Income Taxes	(3,474.9)	(1,941.5)	(1,533.4)	79.0%

Net Income	15,313.2	7,451.9	7,861.3	105.5%

Earnings per share (each ADR represents fifteen shares) during the quarter reached Ch$46.22 while in the same quarter last year, this was Ch$22.49. At the close of 4Q06, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 4Q05.

Operating Revenues
They reached Ch$47,740.8 million in 4Q06, representing an increase of 50.3% or Ch$15,978.8 million with respect to 4Q05. This positive variation was strengthened by all components of operating revenues, specially higher gains on mandatory investments due to superior average level of administered funds and higher returns of pension funds in the period. Additionally, there were higher fee income in view of the positive evolution of collection and, at a lesser extent, higher financial revenues from life and disability insurance, and higher other operating revenues stemming from fees received by the consolidated subsidiary AFP Génesis in Ecuador.

  Fee income increased by 9.2% or Ch$2,955.5 million with respect to 4Q05, reaching Ch$34,931.0 million in the period. The above as a result of the maintenance of the growing trend in collection levels, which increased by 16.8% in real terms during the quarter with respect to the accumulated collection in 4Q05.

  It is important to stress that the growth gap between fee income and collection partly stemmed from the fact that through the change of Provida’s fee structure, the collection of certain salary base increased, since variable fee is collected by the AFP, but the fixed fee is discounted form the affiliate’s pension funds, implying that in 4Q05 a 12.25% was collected from the salary, whereas in 4Q06 a 12.39% was collected from the salary (with the new fee of 2.39%), that is, an increase of 1.14% in collection of a same salary base level. Additionally, there was a greater volume of deposits by agreement in 4Q06 (434% higher to the average of 4Q05) that generate fees over assets under management so such revenues are received trough the time.

  In terms of clients, the average number of contributors ascended to 1,524,772, in the 4Q06, hence, Provida maintained its leading position in clients and in salary base.

  During 4Q06, Gains on Mandatory Investments reached Ch$10,814.0 million, implying an outstanding variation of Ch$12,372.7 million with respect to the loss of 4Q05. This result was driven by the fact that the weighted average nominal return reached 8.1% in 4Q06, while in the same period of last year, a negative return of -1.2% was recorded. Basically behind the latter were the positive returns exhibited by local (Dec.2006: IPSA +18.1%, IGPA +15.9% versus Dec.2005: IPSA -8.7%, IGPA -8.6%) and foreign stock markets (Dec.2006: Dow Jones +6.7%, Nasdaq +6.9%, MSCI US Value +6.8%, AC Far East ex Japan +15.4% versus Dec.2005: Dow Jones +1.4%, Nasdaq +2.5%, MSCI US Value +1.6%, AC Far East ex Japan +6.0%), adding the good performance of local fixed income of long term that registered a fall in interest rates.
Operating Expenses

They reached Ch$28,291.5 million during the quarter, representing an increase of Ch$7,141.9 million with respect to 4Q05. This result was attained mainly by life and disability insurance as a result of higher provisions made for unfavorable casualty rate. Additionally, there were higher other operating expenses basically affected by the development of new technology and the externalization of services.

  The Administrative Personnel Remunerations ascended to Ch$4,606.2 million in 4Q06 rising by Ch$680.3 million or 17.3% with respect to the same quarter of 2005. This result basically stemmed from severance payments related to certain adjustments to the administrative staff profile, which implementation began at the end of 2006. Additionally, there were higher profit bonuses acknowledged in the quarter given the better results achieved by Provida and its consolidated subsidiary Genesis in Ecuador in this period.

  Concerning administrative staff, the average number of employees reached 966 in 4Q06, representing a decrease of 3.5% or 35 people.

  Sales Personnel Remuneration increased from Ch$1,656.2 million in 4Q05 to Ch$2,128.7 million in 4Q06, implying a variation of Ch$472.5 million (28.5%). This result was principally attained by higher variable remunerations, which were basically refereed to higher awards paid in the period in light of the incentives for goal achievements in the commercial plan for the period. Besides, there were higher profit bonuses in Provida, as well as in Genesis, which were the outcome of better results achieved in the period.

  Regarding sales staff, the average number of sale agents increased from 547 in 4Q05 to 604 in 4Q06, representing a rise of 10.3%.

  During 4Q06 the Life and Disability Insurance expense reached Ch$15,418.0 million, higher in Ch$3,560.6 million or 30.0% with respect to the same period last year. This variation was the result of higher temporary premium that increased by Ch$880.2 million as a result of the collection recorded in the quarter and higher provisions of Ch$2,680.1 for unfavorable casualty rate.

  Higher casualty rate provisions are basically associated with the accounting cost of the insurance, since the discount rate to calculate the value of reserves in 4Q05 ascended to 3.33%, while in 4Q06 it was 2.94%. In economic terms, on the contrary, discount rates to determine the value of obligations incurred in 4Q06 (payable 3 years later) are expected to be higher than those ones for 4Q05 obligations, as evinced by forwards rates for such future periods.

  Other Operating Expenses increased by Ch$2,428.5 million from Ch$3,710.2 million recorded in 4Q05 to Ch$6,138.7 million in 4Q06, basically due to higher administrative expenses of Ch$1,217.0 million and higher computing expenses of Ch$1,144.8 million. The deviation of administration expenses was associated with higher expenses of services externalization and advisory services. Behind higher computing expenditures is the fact that unlike the previous year at the end of 2006 the effective cost of the new technological development is completely measured and acknowledged in results.

Operating Income
It totaled Ch$19,449.3 million, representing an increase of 83.3% or Ch$8,836.9 million with respect to 4Q05 sustained by the higher gains in mandatory investments, together with the positive performance of fee income. The above was partially offset by higher operating expenses mainly stemming from life and disability insurance premium and other operating expenses.

Other Non-Operating Income (Expenses)
They recorded a loss of Ch$661.2 million that implied a positive variation of ch$557.8 million. This deviation was mainly attained by lower other expenses net of Ch$353.2 million in lower of lower costs and provisions related to legal contingencies costs in suit settlements. Additionally, a profit in price level restatement of Ch$198.7 million was attained in the period implying a positive deviation of Ch$483.7 million due to the a superior negative inflation applied in the period (-0.3% in 4Q06 versus -0.1% in 4Q05) over the Company’s net liability exposure, effect that was partially offset by the lower gains in foreign exchange associated with the dollar debt maintained with Provida Internacional. Partially compensating the above, there were lower earnings of Ch$130.8 million in affiliated companies.

  The Results in Affiliated Companies decreased by Ch$130.8 million or 12.1% from an income of Ch$1,078.9 million in 4Q05 to Ch$948.1 million in 4Q06. This variation was explained by the lower result generated by This variation was sustained by the lower results achieved by foreign affiliates, where AFP Horizonte Peru and AFORE Bancomer in Mexico together decreased by Ch$379.6 million their results, while AFP Crecer in the Dominican Republic increased its results for Provida. Likewise, local affiliated companies positively contributed Ch$121.0 million, basically due to the good performance of Previred.com that reverted the loss generated in 2005.
		4Q06	4Q05	Change	%

Company	Country	(Million of constant Chilean pesos at December 31, 2006, except percentages)
Horizonte	Peru	172.2	315.6	(143.4)	-45.4%
Bancomer	Mexico	853.1	1,089.3	(236.2)	-21.7%
Crecer	Rep.Dominicana	39.2	(88.6)	127.8	-144.2%
DCV	Chile	9.8	1.0	8.9	923.9%
PreviRed.com	Chile	27.6	(12.6)	40.2	-317.9%
AFC	Chile	(153.8)	(225.7)	71.9	-31.9%

TOTAL		948.1	1,078.9	(130.8)	-12.1%

Interest Expenses reached Ch$470.0 million implying an increase of Ch$78.0 million due to the higher expenses for the use of the short term banking debt given a larger requirement of working capital financing, as well as, the higher prevailing interest rate for this kind of credit.

Income Taxes
Income taxes in 4Q06 climbed to Ch$1,533.4 million or 79.0% with respect to 4Q05, an increase lower than the one registered by earnings before taxes, basically as a consequence of adjustments related to the deferred tax obligation.

Exchange Rate
At December 31, 2006, it was Ch$532.39 per dollar that compares with Ch$512.50 per dollar at the close of December 2005. In 4Q06 and in 4Q05 the Chilean peso registered an appreciation against the dollar that ascended to 0.9% in the first case and 3.2% in the second case.

CONSOLIDATED INCOME STATEMENT

	4Q06	4Q05	Change	% Change
	(Million of constant Chilean pesos at September 30, 2006, except percentages)
OPERATING REVENUES
Fee income	34,931.0	31,975.5	2,955.5	9.2%
Gains on mandatory investments	10,814.0	(1,558.7)	12,372.7	-793.8%
Rebates on L&D insurance	670.8	149.8	521.0	347.7%
Other operating revenues	1,324.9	1,195.3	129.6	10.8%

Total Operating Revenues	47,740.8	31,762.0	15,978.8	50.3%

OPERATING EXPENSES
Administr. personnel remunerations	(4,606.2)	(3,925.9)	(680.3)	17.3%
Sales personnel remunerations	(2,128.7)	(1,656.2)	(472.5)	28.5%
L&D insurance	(15,418.0)	(11,857.3)	(3,560.6)	30.0%
Other operating expenses	(6,138.7)	(3,710.2)	(2,428.5)	65.5%

Total Operating Expenses	(28,291.5)	(21,149.6)	(7,141.9)	33.8%

OPERATING INCOME	19,449.3	10,612.4	8,836.9	83.3%

OTHER INCOME (EXPENSES)
Gains on investments	2.4	(1.8)	4.2	-235.2%
Profit (loss) in affil. companies	948.1	1,078.9	(130.8)	-12.1%
Amortization of goodwill	(1,322.6)	(1,248.1)	(74.5)	6.0%
Interest expense	(470.0)	(392.0)	(78.0)	19.9%
Other income net	(17.8)	(371.0)	353.2	-95.2%
Price level restatement	198.7	(285.0)	483.7	-169.7%

Total Other Income (Expenses)	(661.2)	(1,219.0)	557.8	-45.8%

INCOME BEFORE TAXES	18,788.1	9,393.4	9,394.8	100.0%

INCOME TAXES	(3,474.9)	(1,941.5)	(1,533.4)	79.0%

NET INCOME	15,313.2	7,451.9	7,861.3	105.5%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: March 2, 2007	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: March 2, 2007	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.